SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ______________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of: January 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

        P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
        ----------------------------------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X       Form 40-F
                                  ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

This Form 6-K consists of the following:

1. Press Release of ABB Ltd (the "Company") dated January 17, 2003 announcing that the Company, its U.S. subsidiary Combustion Engineering and representatives of asbestos plaintiffs have agreed to a pre-packaged bankruptcy plan for Combustion Engineering.

Press Release                                                                ABB

For your business and technology editors

ABB and Combustion Engineering reach asbestos agreement

Zurich, Switzerland, Jan 17, 2003 - ABB and its U.S. subsidiary Combustion Engineering (CE) today announced they had agreed a pre -packaged bankruptcy plan for CE with representatives of asbestos plaintiffs, a significant milestone in the process to resolve CE's asbestos liability.

The agreement in principle on a pre -pack asbestos bankruptcy plan for CE was reached with the proposed futures representative, David Austern, as well as with attorneys who ABB and CE expect to act on behalf of a sufficient number of current claimants to approve the plan. A trust, set up under the plan, will handle claims filed after a pre-packed Chapter 11 reorganization has been approved in court.

Once documentation on the agreement in principle has been completed, the plan will be subject to a vote by asbestos claimants. ABB and CE expect to send the plan out for vote early next week. If sufficient claimants approve the pre -pack Chapter 11 plan, it will be filed in bankruptcy court for final approval.

Under the agreement, the value of Combustion Engineering on the due date will be made available for the payment of asbestos claims. At the end of September 2002, CE's value was US$ 812 million.

In addition, ABB agreed to provide an enhanced payment for the benefit of claimants in the form of ABB stock and cash. The cash payments are to be made in pre -agreed installments from 2004 to2009.

These cash payments for CE's asbestos liability could total up to US$ 350 million, comprised of US$ 250 million that are not dependent upon ABB's future performance and US$100 million that are performance-related. An additional US$ 50 million in ABB stock will also be contributed at specified prices prevailing during the last quarter of 2002.

With this agreement, CE and ABB are on schedule to file a pre -pack bankruptcy case in court for CE before the end of February, aiming to provide final closure to the asbestos problem to CE and all ABB affiliates, including ABB Ltd.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in more than 100 countries and employs about 146,000 people.

The company will host a conference call for analysts, media and investors at 9:00 Central European Time. Teleconference callers should dial +41 91 610 5600 in Europe and +1 412 858 4600 in the U.S. and Canada.

The audio playback of the conference call will be available for 120 hours after the call commencing two hours after the conference call on +41 91 612 4330 (Europe) and +1 412 858 1440 in the U.S. and Canada. The PIN number is 050#.

This press release includes forward -looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. These statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd and ABB Ltd's lines of business. These expectations, estimates and projections are generally identifiable by statements containing words such as "expects", "believes", "estimates" or similar expressions. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are major markets for ABB's businesses, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates and such other factors as may be discussed from time to time in ABB's filings with the U.S. Securities and Exchange Commission. Although ABB Ltd believes that its expectations reflected in any such forward -looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:                        Investor Relations:
ABB Corporate Communications, Zurich    Switzerland: Tel. +41 43 317 3804
Thomas Schmidt                          Sweden: Tel. +46 21 325 719
Tel: +41 43 317 6492                    USA: Tel. +1 203 750 7743
Fax:+41 43 317 6494                     investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ABB LTD

Date:  January 17, 2003              By: /s/ BEAT HESS
                                        ----------------------------------------
                                        Name: Beat Hess
                                        Title:  Group Senior Officer

                                     By: /s/ HANS ENHORNING
                                        ----------------------------------------
                                        Name:   Hans Enhorning
                                        Title:  Group Vice President